Children's Term Insurance Rider

Definitions

The following are key words used in the rider and are important in describing both your rights and ours. As you read this rider, refer back to these definitions.

Insured Child

An Insured Child includes:

(1)  any natural child, stepchild or legally adopted child of the Insured provided the child is named in the application for the contract or this rider, is not 18 years of age or older and is living in the Insured's household at date of application; and

(2)  any child who, after the date of application, is born of the marriage of the Insured, or is legally adopted by the Insured prior to the child's 18th birthday.

Children's Specified Amount

The amount of insurance coverage on each Insured Child as shown in Section 1, Contract Data.

The Benefit

Kansas City Life Insurance Company will pay the children's specified amount to the beneficiary under this rider upon receiving proof that the death of any Insured Child occurred:

(1)  after the Insured Child became 14 days old;

(2)  before the contract anniversary on which the Insured Child's age is 25;

(3)  on or before the expiration date; and

(4)  while this rider is in force.

No coverage will be provided on an Insured Child prior to 14 days of age.

Paid-Up Insurance Benefit

If the Insured dies while the contract and this rider are in force (other than by suicide during the first two years), this rider will become fully paid-up and will continue in force to the rider expiration date without payment of any further premium. The paid-up insurance has a cash value but will have no loan value and will not be eligible for dividends.

You may surrender the paid-up insurance for its cash value by giving written notice to us at any time. The cash value within 31 days after a contract anniversary will be computed as of such anniversary. We have the right to delay paying any cash value for up to six months from the date surrender is requested.

The cash value of each Insured Child's paid-up insurance is the net single premium for such insurance at that Insured Child's attained age. The net single premium for paid-up insurance is based on the mortality table listed in Section 1, Contract Data. Our calculations are based on the contract’s guaranteed interest rate using continuous functions on an age that is defined in the base contract.

Ownership

Unless otherwise provided the owner of this rider will be as follows:

(1)  the owner of the contract while the Insured is living; and

(2)  after the death of the Insured, each child will own the insurance on his or her life.

Beneficiary

Any amount payable upon the death of any person insured under this rider will be paid, unless otherwise provided, to the owner of this rider, if living, otherwise to the owner's estate or legal successors.

Incontestability

We cannot contest this rider after it has been in force during the lifetime of any Insured Child for two years from the effective date of this rider.

Suicide

If the Insured dies by suicide, while sane or insane, within two years of the effective date of this rider, the amount payable by us will be equal to the total cost of insurance and any expense charges associated with this rider.

If this rider terminates because of the Insured's death by suicide, the remaining Insured Children have 31 days in which to convert the insurance on their lives according to the terms of the Conversion provision.

Conversion of Children's Term Rider

The insurance on each Insured Child may be converted at any time to a new contract without evidence of insurability upon written request to us provided:

(1)  this rider is in force; and

(2)  the request for conversion is made before the earlier of:

(a)  the contract anniversary on which the Insured Child's age is 25; or

(b)  31 days after the expiration date.

The premium for the new contract will be based on the age of the Insured Child on the contract date of the new contract. The first premium for the new contract must be paid before it will take effect.

New Contract

The new contract may be on any permanent life contract then being issued by us. You will not be allowed to convert to a term contract.

The amount of insurance of the new contract may not be more than the children's specified amount. However, the amount of insurance of the new contract on an Insured Child's marriage before age 25 or attainment of age 25 may be an amount equal to the smaller of $50,000 or five times the children's specified amount. We will not allow conversion to a contract which is less than the minimum amount we issue.

Any insurance under this rider which is converted to a new contract will terminate at the time the new contract takes effect.

The time period of the suicide and incontestability provisions of any new contract will begin on the effective date of this rider.

The new contract will be issued on the same risk class as this rider.

Availability of Riders

The new contract may include additional riders only with our consent. The time period of the suicide and incontestability provisions of any new contract will apply to these riders from the effective date of the new contract.

Temporary Insurance

If an Insured Child dies during the 31-day period after the expiration date and before applying for conversion, we will pay a death benefit. The death benefit will be equal to the children's specified amount.

General Provisions

The following provisions apply to this rider:

(1)  this rider is made a part of the contract to which it is attached;

(2)  this term insurance is subject to all the provisions of this rider and the applicable contract provisions;

(3)  the effective date of this rider is the same as that of the contract unless this rider is added at a later date.  The effective date of this rider will then be specified in the rider description in Section 1, Contract Data.  The time period of the incontestability provision of the contract will apply to this rider from the effective date of this rider;

(4)  the cost for this rider is shown in Section 1, Contract Data;

(5)  this rider is nonparticipating. It will not participate in any of our profits, losses or surplus earnings;

(6)  this rider will not participate in the investment experience of the variable account;

(7)  this rider does not provide for cash or loan values except as provided in the Paid-Up Insurance Benefit provision; and

(8)  the expiration date of this rider is the contract anniversary on which the Insured's age is 65, if living, otherwise, the contract anniversary on which the Insured's age would have been 65.

Cancellation

This rider may be cancelled by you at any time. The cancellation will be effective on the day of the month, following receipt of your request, which coincides with the contract anniversary date. Your request must be in writing and filed with us prior to this date. We may require that the contract be submitted for endorsement to show the cancellation.

Termination of Rider

This rider terminates on the earliest of:

(1)  the date the contract terminates for any reason;

(2)  the date this rider is cancelled by you;

(3)  the date any charge for this rider or the contract is in default beyond the end of its grace period; or

(4)  the expiration date of this rider.

Signed for Kansas City Life Insurance Company, a stock company, at its Home Office, 3520 Broadway, PO Box 219139, Kansas City, MO 64121-9139.

Secretary	President, CEO and Chairman

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